EATON VANCE SENIOR INCOME TRUST (EVF)
EATON VANCE FLOATING-RATE INCOME TRUST (EFT)
EATON VANCE SENIOR FLOATING-RATE FUND (EFR)
EATON VANCE NEW YORK MUNICIPAL INCOME TRUST (EVY)

A PRESENTATION TO
INSTITUIONAL SHAREHOLDER SERVICES INC.

DECEMBER 11, 2020

**Saba** | Capital



## No Activist to Advocate for Shareholders





## Saba Capital as Largest Shareholder



On August 13, 2020, the Board of Trustees of Eaton Vance Floating-Rate Income Trust (the "Fund") amended and restated the By-Laws of the Fund (the "Amended and Restated By-Laws"). The Amended and Restated By-Laws include provisions (the "Control Share Provisions") pursuant to which, in summary, a shareholder who obtains beneficial ownership of Fund shares in a "Control Share Acquisition" may exercise voting rights with respect to such shares only to the extent the authorization of such voting rights is approved by other shareholders of the Fund.

## Mutual Funds

### Closed End Funds- Unilateral Opt-In to Control Share Acquisition Statutes

| Current ISS Policy, incorporating changes: | New ISS Policy: |
|---|---|
| **General Recommendation:** For closed-end management investment companies (CEFs), vote against or withhold from nominating/governance committee members (or other directors on a case-by-case basis) at CEFs that have not provided a compelling rationale for opting-in to a Control Share Acquisition statute, nor submitted a by-law amendment to a shareholder vote. | **General Recommendation:** For closed-end management investment companies (CEFs), vote against or withhold from nominating/governance committee members (or other directors on a case-by-case basis) at CEFs that have not provided a compelling rationale for opting-in to a Control Share Acquisition statute, nor submitted a by-law amendment to a shareholder vote. |